NO ACT

PE
2-26-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



10010794

March 19, 2010



Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel
Halliburton Company
2107 CityWest Blvd., Bldg. 2, Room 4.1346A
Houston, TX 77042

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-19-10

Re: Halliburton Company
Incoming letter dated February 26, 2010

Dear Mr. Metzinger:

This is in response to your letter dated February 26, 2010 concerning the shareholder proposal submitted to Halliburton by Gerald R. Armstrong. On February 12, 2010, we issued our response expressing our informal view that Halliburton could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel &
Associate Director

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

HALLIBURTON

2107 CITYWEST BLVD., BLDG. 2, ROOM 4.1346A, HOUSTON, TX 77042
PH: (281) 871-2623

Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

February 26, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
shareholderproposals@sec.gov

RE: Halliburton Company: Request for No-Action Advice Reconsideration;
Stockholder Proposal of Gerald R. Armstrong (the "Proponent")

Dear Sir/Madam:

Gerald R. Armstrong has submitted a proposed resolution and statement of support (the "Proposal") to be included in Halliburton Company's proxy materials for the Annual Meeting of Halliburton Company ("Halliburton") stockholders scheduled to be held on May 19, 2010. On December 22, 2009, Halliburton submitted a request for no-action advice requesting that the Proposal be excluded because it was received on December 8, 2009, the day after the December 7, 2009 deadline stated in Halliburton's 2009 proxy statement for submittal of shareholder proposals for the 2010 Annual Meeting of Stockholders.

Halliburton is in receipt of the Staff's February 12, 2010 letter stating that the Staff does not believe that Halliburton can omit the Proposal in reliance on Rule 14a-8(e)(2). The letter states, "[w]e note the proponent's representation that delivery of the proposal was attempted on December 7, 2009."

Accompanying the letter from the Staff is a copy of Mr. Armstrong's January 7, 2010 letter to the Staff responding to Halliburton's December 22, 2009 letter. Mr. Armstrong argues that Halliburton acknowledged timely receipt of his original Proposal by virtue of Halliburton's December 10, 2009 letter giving him notice of a procedural deficiency; the original Proposal exceeded 500 words. The argument is spurious, and does not appear to be the basis for the Staff's position. Next, he argues that delivery was attempted on December 5, 2009 and on December 7, 2009, but Halliburton's offices were closed. He further acknowledges that the Proposal was delivered on December 8, 2009, which is the day after the deadline. Apparently, this second argument is the basis of the Staff's denial of Halliburton's request for no-action advice.

Halliburton's December 22, 2009 letter includes a copy of the Federal Express tracking receipt evidencing the untimely receipt of the original Proposal on December 8, 2009. As reflected on the tracking receipt, the failed delivery on December 7, 2009 occurred at 5:37 p.m., with the notation "Customer not available or business closed." In fact, Halliburton's offices closed at 5:00 p.m. on Monday, December 7, 2009, as they do on all business days. The offices were closed on December 5, 2009, because it was a Saturday. Further, the tracking receipt does not show an attempted delivery on December 5, 2009.

Rule 14a-8(e)(2) requires that shareholder proposals must be received at the company's principal executive offices by the deadline specified. An attempted, but failed after business hours delivery by a courier service does not constitute receipt by the company, regardless of the shareholder's good faith efforts or intentions. The onus is on the shareholder to see that the shareholder proposal is timely delivered. By his own admission, Mr. Armstrong's Proposal was not timely delivered. Because the Proposal was not received by the deadline as required by Rule 14a-8(e)(2) and because of the Staff's position of strictly interpreting the Rule 14a-8(e)(2) due date requirement as reflected in the precedents cited in Halliburton's December 22, 2009 letter, Halliburton requests that the Staff reconsider the decision in its February 12, 2010 letter.

While Rule 14a-8(e)(2) does not specify the time on the deadline date by which proposals must be received, it is reasonable to imply that mail deliveries be made during normal business hours, when mail personnel or persons who deal with courier deliveries are scheduled to work. Even in the case of automated filings, the SEC imposes a time cutoff. Regulation S-T, Rule 13(a)(2) provides that, except as otherwise provided by the rule, EDGAR filings submitted by direct transmission commencing on or before 5:30 p.m. are deemed filed on the same business day and those for which transmission begins after 5:30 p.m. are deemed filed on the next business day.

Mr. Armstrong did not provide a copy of his January 7, 2010 letter to Halliburton so Halliburton is just now having an opportunity to respond to his arguments. Halliburton would like to remind him of his obligation under Rule 14a-8(k) to provide Halliburton with any comments on this matter that he submits to the Staff.

The Staff's February 12, 2010 letter was not received by Halliburton until yesterday, February 25, 2010. Because of the relatively short time frame to finalize the proxy statement, I would appreciate it if the Staff would provide a response to me by email or facsimile (713.839.4563). Upon receipt, I will provide a copy of the correspondence to Mr. Armstrong by express delivery, unless he has responded to this letter and provides the Staff with a means to communicate with him by means other than U.S. postal mail.

If you have any questions or require further information, please do not hesitate to contact me (281-871-2623).

Respectfully submitted,



Bruce A. Metzinger
Assistant Secretary and
Assistant General Counsel

Attachment

cc: Mr. Gerald R. Armstrong

R:\LEGAL\SEC\Stockholder Proposals 2010 proxy\No-action letter 022610 (Gerald Armstrong).doc